KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Nevsun Resources Ltd.

We consent to the use of the following reports in this annual report on Form 40-F of Nevsun Resources Ltd.:

1. Auditors' Report to the Shareholders of Nevsun Resources Ltd. dated March 1, 2006, with respect to the consolidated balance sheets as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended; and

2. Auditors' Report to the Board of Directors of Nevsun Resources Ltd. dated March 1, 2006, with respect to the supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles".

KPMG LLP

Chartered Accountants

Vancouver, Canada

March 1, 2006

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Fax (604) 691-3031
Internet www.kpmg.ca

Nevsun Resources Ltd.
800 – 1075 West Georgia
Vancouver BC V6E 3C9

We consent to the use of our audit report dated March 1, 2006 to the shareholders of Nevsun Resources Ltd. (the "Company") on the financial statements of the Company comprising the balance sheets of the Company as at December 31, 2005 and 2004, and the statements of operations and deficit and cash flows for each of the years in the two-year period ended December 31, 2005, to be filed with securities regulatory authorities on SEDAR about March 23, 2006.

We have performed only limited procedures, including enquiries of the Company's management with respect to events occurring between the date of our audit report and the date of this consent. We have not performed any procedures subsequent to the date of this consent.

This consent is provided to the Company for use solely in connection with the above filing of these financial statements pursuant to the continuous disclosure provisions of securities legislation of Ontario and British Columbia; accordingly, we do not consent to the use of our audit report for any other purpose.

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 23, 2006